UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☐	FORM 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERSIDE FOREST PRODUCTS LIMITED
(Registrant)

Date October 22, 2004	By	“Michael E. Moore”
(Signature)

Michael E. Moore, CFO
(Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A:     News Release dated October 22, 2004

Exhibit A

RIVERSIDE AND INTERFOR TERMINATE ACQUISITION AGREEMENT

— Riverside Board Recommends Shareholders Tender to Tolko Offer —

Kelowna, British Columbia, October 22, 2004 — Riverside Forest Products Ltd. (TSX: RFP) said today that International Forest Products Limited (TSX: IFP.A) has terminated the pre-acquisition agreement pursuant to which Interfor was to acquire all of Riverside’s outstanding shares.

Riverside’s Board of Directors voted unanimously today to recommend that Riverside shareholders tender into Tolko Industries’ all-cash offer to purchase all outstanding Riverside shares for $40 per share. The Tolko offer expires at 12:05 am (Vancouver time) on Tuesday, October 26th.

“Our goal throughout this process has been to maximize value for Riverside Forest Products and its shareholders,” said Gordon W. Steele, Chairman and Chief Executive Officer. “We are satisfied that we have achieved that goal. At $40 per share, we will have increased shareholder value by 70% since August 24th, the day before we announced Tolko’s interest in acquiring Riverside. On behalf of Riverside’s shareholders, I want to thank our directors and particularly the members of the special committee for their extraordinary efforts over the past two months.”

Mr. Steele said that if Tolko is successful in acquiring Riverside he and his management team will work to ensure a smooth transition to new leadership.

Pursuant to the pre-acquisition agreement, Riverside has paid to Interfor a break fee of $11 million and all lock-up agreements between certain Riverside shareholders and Interfor have been terminated.

Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with over 1.0 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

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Media Contact:	Longview Communications Inc. Josh Pekarsky (604) 694-6030	David Ryan (604) 694-6031

Investor Contact:	Michael Moore, CFO Riverside Forest Products (250) 861-6904